January 25, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Jim O’Connor, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrants:	Natixis Funds Trust I
Loomis Sayles Funds II
	File No.:	811-04323, 811-06241
	Filing Type:	Form N-1A

Dear Mr. O’Connor:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by facsimile transmission on January 11, 2010, regarding the registration statement on Form N-1A for Natixis Funds Trust I and Loomis Sayles Funds II (the “Registrants”), which was filed with the Commission on November 23, 2009 (the “Registration Statement”).

For your convenience, we have summarized additional Staff comments below, followed by the Trusts’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement. References to page numbers are to the prospectus included in the Registration Statement.

General comments that apply to all Natixis Income Funds prospectuses:

1. Comment. In the tables for Shareholder Fees and Annual Fund Operating Expenses, consider whether the font size of the parenthetical under each heading should match the font in the tables.

Response. Registrants believe that the font size of the parenthetical is appropriate and does not detract from the readability of the tables.

2. Comment. In the paragraph under the Example in the “Fund Fees and Expenses” section, delete the following clause in the third sentence: “and all dividends and distributions are reinvested.”

Response. Instruction 4(c) of Item 3 of Form N-1A says to “[a]ssume reinvestment of all dividends and distributions.” Registrants believe that it is appropriate for investors to be made aware of this assumption through its inclusion in the text of the paragraph.

3. Comment. In the Example table, confirm that the Example discloses the effect of the expenses reduction only for the contractual period.

Response. Registrant confirms that the Example will disclose the effect of the expense reduction only for the 1-year period, which is the term of the Agreement.

4. Comment. Delete footnotes (1), (*) and (**) to the “Fund Fees and Expenses” section.

Response. With regard to footnote (1), Registrants believe that it is appropriate for investors contemplating the purchase of shares to be aware that they may be entitled to a reduced sales charge so that they may take the steps necessary to benefit from them, and to be aware of the potential CDSC applicable to some purchases of Class A shares. See Instruction 2(b) of Item 3 of Form N-1A, which requires disclosure of “a fee charged for any redemption of the Fund’s shares.” Therefore, footnote (1) has been retained. Similarly, with regard to footnote (*), Registrants respectfully submit that it is appropriate to disclose that a CDSC may apply in certain circumstances, and have therefore retained the footnote. With respect to footnote (**), Registrants believe that it is appropriate to disclose that the expenses example reflects the effect of the conversion from Class B to Class A shares.

5. Comment. In the paragraph under the “Principal Risks” heading, delete the second sentence.

Response. In response to this comment, the first two sentences under “Principal Risks” have been revised to read as follows: “The principal risks of investing in the Fund are summarized below. Please see “Additional Investment Risks” and “More About Risk” in the Statutory Prospectus for more information about the risks of investing in the Fund.”

6. Comment. In the Principal Risks section, make the following change for each Fund, as applicable:

“Fixed-Income Securities Risk: Fixed-income securities are subject to credit risk, interest rate risk and liquidity risk. Generally, the value of fixed-income securities rises when prevailing interest rates fall and falls when interest rates rise. You may lose money on your investment due to unpredictable drops in a security’s value or periods of below-average performance in a given security or in the securities market as a whole. ~~Lower-quality~~ Below investment-grade fixed-income securities may be subject to these risks to a greater extent than other fixed-income securities. These securities are considered predominantly speculative with respect to the issuer’s continuing ability to make principal and interest payments. In addition, an economic downturn or period of rising interest rates could adversely affect the market of these securities and reduce a Fund’s ability to sell them.”

Response. In response to the comment, the text has been edited accordingly.

7. Comment. In the paragraph under the bar chart in the section “Risk/Return Bar Chart and Table,” remove the last sentence of the paragraph, which states: “[name of index] returns have not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.”

Response. In response to the comment, the text has been edited accordingly.

8. Comment. In footnote (*) to the Average Annual Total Return tables, delete the last sentence.

Response. Registrants note that Item 4(b)(2)(iv)(D) of Form N-1A states that if average annual total return (after taxes on distributions and redemption) is higher than average annual return, the reason for this result may be explained. Because this is sometimes the case, Registrants submit that the inclusion of this sentence is appropriate.

Comments that apply to a specific Fund:

1. Comment. In the “Principal Investment Strategies” section for LS Core Plus Bond Fund (page 2), revise the fifth sentence in the first paragraph as follows: “Investment-grade securities ~~also~~ are rated in one of the top four ratings categories by a debt rating agency and also include cash and cash equivalent securities, and …..”

Response. In response to this comment, the relevant text has been revised to read as follows: “...at least 80% of its assets in investment-grade securities, which are securities rated in one of the top four ratings categories by at least one of the three major ratings agencies (Moody’s, Fitch or S&P). For purposes of this restriction, investment-grade securities also include cash and...”.

2. Comment. In the “Principal Investment Strategies” section for LS Core Plus Bond Fund (page 2), in the last sentence in the first paragraph, state the lowest grade in which the Fund will invest.

Response. In response to this comment, the following sentence has been added to the end of the first paragraph in the section “Principal Investment Strategies”: “There is no minimum rating for the securities in which the Fund may invest.”

3. Comment. In the “Principal Investment Strategies” section for LS Core Plus Bond Fund (page 2), add an example of duration.

Response. In response to this comment, the following has been added to the “Principal Investment Strategies” section for the Fund: “Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point.”

4. Comment. In the “Principal Investment Strategies” section for LS Core Plus Bond Fund (page 2), move the second and third paragraph to Item 9.

Response. The Registrants respectfully submit that the information included in the second and third paragraph provides pertinent information regarding the Fund’s principal investment strategies, and have therefore retained the information.

5. Comment. In the “Principal Investment Strategies” section for LS Core Plus Bond Fund (page 2), in the fourth paragraph state to what extent the Fund currently invests in each security type listed and indicate if there is a limit for the investments.

Response. In response to this comment, the indicated sentence has been revised to add the following text at the beginning of the sentence: “In connection with its principal investment strategies, the Fund may...” In addition, the following sentence has been added after the indicated sentence: “Except as provided above, the Fund is not limited in the percentage of its assets that it may invest in these instruments.”

6. Comment. In the “Principal Investment Strategies” section for LS Core Plus Bond Fund (page 2), in the fourth paragraph indicate whether or not the Fund speculates using derivatives.

Response. In response to this comment, the first sentence of the fourth paragraph in the “Principal Investment Strategies” section has been changed to add the following text at the end: “for hedging or investment purposes.”

7. Comment. In the “Principal Investment Risks” section for LS Core Plus Bond Fund (page 4), the disclosure for Mortgage-Related Securities Risk should be revised to remove prepayment risk and add references to credit, liquidity and valuation risk.

Response. In response to this comment, the first sentence of the disclosure for Mortgage-Related Securities Risk has been changed to read as follows: “In addition to the risks associated with investments in fixed-income securities generally (for example, credit, liquidity and valuation risk), mortgage-related securities are subject to the risks of the mortgages underlying the securities as well as the risk that the securities may be prepaid and result in the reinvestment of the prepaid amounts in securities with lower yields than the prepaid obligations.” Registrants submit that while the risk of prepayments increase and decrease with interest rates, “prepayment risk” is a risk inherent in mortgage-backed securities generally and therefore the reference to prepayment risk should remain.

8. Comment. Delete footnote (†) to the Average Annual Total Return table for LS Core Plus Bond Fund (page 4).

Response. Registrant believes that the footnote is appropriate so that investors are aware that for certain periods results shown in the table reflect different investment policies and a different subadvisor.

9. Comment. In the “Principal Investment Strategies” section for LS High Income Fund (page 7), revise the first sentence in the first paragraph as follows: “Under normal market conditions, the Fund will invest at least 65% of its assets in “below investment-grade” ~~lower quality fixed income~~ securities…”.

Response. In response to this comment, the text has been revised accordingly.

10. Comment. In the “Principal Investment Strategies” section for LS High Income Fund (page 7), in the first sentence in the first paragraph, state the lowest grade in which the Fund will invest.

Response. Please see the response to Comment no. 2 in this section.

11. Comment. In the “Principal Investment Strategies” section for LS High Income Fund (page 7), move the second and third paragraph to Item 9.

Response. The Registrants respectfully submit that the information included in the second and third paragraph provides pertinent information regarding the Fund’s principal investment strategies, and have therefore retained the information.

12. Comment. In the “Principal Investment Strategies” section for LS International Bond Fund (page 12), revise the fifth sentence in the first paragraph as follows: “The Fund invests primarily in investment-grade fixed-income securities, although it may invest up to 35% of its assets in below investment-grade ~~lower-quality fixed income~~ securities ….” . In addition, state the minimum rating, if any, of the securities in which the Fund may invest.

Response. In response to this comment, the text has been edited accordingly. The following sentence has been added immediately following the above text: “There is no minimum rating for securities in which the Fund will invest.”

13. Comment. In the “Principal Investment Strategies” section for LS International Bond Fund (page 12), move the second and third paragraph to Item 9.

Response. The Registrants respectfully submit that the information included in the second and third paragraph provides pertinent information regarding the Fund’s principal investment strategies, and have therefore retained the information.

14. Comment. In the “Principal Investment Risk” section for LS International Bond Fund (page 14), the disclosure for Mortgage-Related Securities Risk should be revised to remove prepayment risk and add references to credit, liquidity and valuation risk.

Response. Please see the response to Comment no. 7 in this section.

15. Comment. In the “Principal Investment Strategies” section for LS Investment Grade Bond Fund (page 18), revise the second sentence in the first paragraph as follows: “Although the Fund invests primarily in investment-grade fixed-income securities, it may invest up to 10% of its assets in below investment-grade ~~lower-quality~~ fixed income securities ….” and state the minimum rating.

Response. In response to this comment, the text has been edited accordingly. Registrants have also added the following sentence immediately following the above text: “There is no minimum rating for securities in which the Fund will invest.”

16. Comment. In the “Principal Investment Strategies” section for LS Investment Grade Bond Fund (page 18), move the second and third paragraph to Item 9.

Response. The Registrants respectfully submit that the information included in the second and third paragraph provides pertinent information regarding the Fund’s principal investment strategies, and have therefore retained the information.

17. Comment. In the “Principal Investment Strategies” section for LS Investment Grade Bond Fund (page 18), in the fourth paragraph state to what extent the Fund currently invests in each security type listed and indicate if there is a limit for the investments.

Response. Please see the response to Comment no. 5 in this section.

18. Comment. In the “Principal Investment Strategies” section for LS Investment Grade Bond Fund (page 18), in the fourth paragraph confirm indicate whether or not the Fund speculates using derivatives.

Response. Please see the response to Comment no. 6 in this section.

19. Comment. In the “Principal Investment Risks” section for LS Investment Grade Bond Fund (page 20), the disclosure for Mortgage-Related Securities Risk should be revised to remove prepayment risk and add references to credit, liquidity and valuation risk.

Response. Please see the response to Comment no. 7 in this section.

20. Comment. Delete the last sentence of footnotes (†) and (††) to the Average Annual Total Returns table for LS Investment Grade Bond Fund (page 20).

Response. In response to this comment, the last sentence of footnotes (†) and (††) has been deleted.

21. Comment. In the “Principal Investment Strategies” section for LS Limited Term Government and Agency Fund (page 24), move the second and third paragraph to Item 9.

Response. The Registrants respectfully submit that the information included in the second and third paragraph provides pertinent information regarding the Fund’s principal investment strategies, and have therefore retained the information.

22. Comment. In the “Principal Investment Strategies” section for LS Limited Term Government and Agency Fund (page 24), in the fourth paragraph state to what extent the Fund currently invests in each security type listed and indicate if there is a limit for the investments.

Response. Please see the response to Comment no. 5 in this section.

23. Comment. In the “Principal Investment Risks” section for LS Limited Term Government and Agency Fund (page 26), the disclosure for Mortgage-Related Securities Risk should be revised to remove prepayment risk and add references to credit, liquidity and valuation risk.

Response. Please see the response to Comment no. 7 in this section.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete John M. DelPrete
Assistant Secretary
Natixis Funds Trust I, Loomis Sayles Funds II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.